FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  August 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

Exhibit
No.             Description

1                 Notice of Change of Auditors dated August 28, 2009

2                 PricewaterhouseCoopers Letter dated August 28, 2009

3                 KMPG Letter dated August 28, 2009

EXHIBIT 99.1

**THOMPSON CREEK METALS COMPANY INC.**

**NOTICE OF CHANGE OF AUDITORS**

**TO:** Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

**AND TO: PricewaterhouseCoopers LLP**

**AND TO: KPMG LLP**

Thompson Creek Metals Company Inc. (the "Company") hereby provides notice pursuant to National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102") of a change of auditor from PricewaterhouseCoopers LLP, Chartered Accountants ("PricewaterhouseCoopers") to KPMG LLP, ("KPMG"). PricewaterhouseCoopers were first appointed as auditors of the Company on January 8, 2007.

On August 18, 2009, PricewaterhouseCoopers resigned as auditors of the Company at the request of the Company. Following consultation with the Board of Directors, the Audit Committee of the Company approved a proposal to engage KPMG as auditors of the Company for 2009. The Company will ask that the shareholders of the Company ratify the appointment of KPMG at the next annual meeting of the shareholders of the Company.

PricewaterhouseCoopers' reports on the financial statements of the Company for the two most recently completed financial years (i) did not contain any reservation, adverse opinion or a disclaimer of opinion and (ii) was not qualified or modified as to uncertainty, audit scope or accounting principles. PricewaterhouseCoopers' audit report on the effectiveness of internal control over financial reporting as of December 31, 2008 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that PricewaterhouseCoopers' indicates that the Company did not maintain effective internal control over financial reporting as of December 31, 2008 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness in the period end financial reporting process was identified, specifically in the application of complex GAAP in both the US GAAP reconciliation and goodwill impairment processes. The Company has discussed the material weakness with PricewaterhouseCoopers and has authorized PricewaterhouseCoopers to discuss the material weakness with KPMG.

During PricewaterhouseCoopers' appointment as auditors of the Company, there were no reportable events (as defined in subsection 4.11 (1) of NI 51-102).

During the two most recently completed financial years and the subsequent interim period, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if

EXHIBIT 99.2

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

August 28, 2009

To: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
United States Securities and Exchange Commission

We have read the statements made by Thompson Creek Metals Company Inc. in the attached copy of Change of Auditor Notice dated August 28, 2009, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated August 28, 2009.

Yours very truly,

PricewaterhouseCoopers LLP

**Chartered Accountants**

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

EXHIBIT 99.3

KPMG

**KPMG LLP**
Suite 2700
707 Seventeenth Street
Denver, CO 80202

August 28, 2009

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs:

**Re: Thompson Creek Metals Company Inc.**

We have read the statements made by Thompson Creek Metals Company Inc. in the attached copy of Change of Auditor Notice dated August 28, 2009, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with statements in the Change of Auditor Notice dated August 28, 2009.

Yours very truly,

KPMG LLP

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.